Cardtrend International Inc.
800 5th Avenue Ste. 410
Seattle, WA 98104

July 27th, 2009

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Finance
Washington, D.C. 20549

  RE: Cardtrend International Inc.. – File No: 0-30013

Dear Ms. Thompson:

Pursuant to your letter dated May 21, 2009 and our responses dated June 5, 2009, please find the following updates to the balance of the four comments which we had promised to revert.

Form 10-K for the Fiscal Year Ended December 31, 2008
Consolidated Statements of Changes in Stockholders’ (Deficit) Equity, page F-6
2.
We agreed that the stock options granted to the consultants should be expensed off 100% immediately upon issuance and no contra-equity deferred compensation account as pointed out by you. We shall expense off the balance of the contra-equity deferred compensation accounts in the 10Q filing for the period ended June 30, 2009.

Notes to Financial Statements, page F-10 Note 3. Summary of Significant Accounting Policies, page F-11 Impairment of Goodwill and Other Intangible Assets, page F-12
3.
After discussion with our Auditors, we agreed that the whole amount of goodwill should be impaired immediately when incurred, as the acquired company did not gain any economic benefit from the acquisitions of the companies. We shall impair the balance of the unimpaired goodwill amount in the 10Q filing for the period ended June 30, 2009.

Note 10. Stock Options and Warrants, page F-18
4.
We agreed that the stock options once issued to the consultants should be expensed off 100% immediately and no contra-equity deferred compensation account as pointed out by you. We shall expense off the balance of the contra-equity deferred compensation accounts in the 10Q filing for the period ended June 30, 2009.

Note 14. Convertible Promissory Note Payable, page F-23
6.
We were informed by our current auditors (ZYCPA) that they would require another three to five days from now to complete their determination on whether the accounting treatments we have been using for all the convertible loan notes were in compliance with the US GAAP. Hence, we will further revert to you by this coming Friday (July 31, 2009).

Furthermore, we acknowledge that we are responsible for the adequacy and accuracy of the disclose in our filings; that the SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert the comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Regards,

THOMAS CL WONG
Thomas CL Wong
Chief Financial Officer